Exhibit 99.1

The following is the initial memorandum to the Board of Directors from the Company’s legal counsel disclosing the mechanics of a potential “going dark” transaction.

To:	Justin T. Evans, Chief Financial Officer, Champion Industries, Inc. (the “Company”)
From:	Bowles Rice LLP (Roger D. Hunter)
Date:	September 18, 2015
Subject:
Possible Reverse Stock Split with Cash Purchase of All Resulting Fractional Shares (Under 1.0 Shares), Reducing Shareholders of Record to Below 300, Followed by SEC Deregistration to End/Suspend SEC Reporting Requirements (sometimes referred to as “Going Dark”)

CONFIDENTIAL/PRIVILEGED
EXECUTIVE SUMMARY

As you requested, this Memorandum briefly summarizes key steps and considerations that would be involved in a possible “going dark” transaction involving a reverse stock split.

1.           “Going dark”, using a reverse stock split, and the key advantages of doing so.

“Going dark” refers to an SEC reporting company (A) taking steps to reduce its shareholders of record below the applicable threshold to allow SEC deregistration (below 300 for the Company), (B) then filing SEC Form 15 seeking to deregister with the SEC,  and (C) effective 90 days after filing the Form 15, ending/suspending  its SEC reporting, compliance and filing requirements under the Securities Exchange Act of 1934 (“Exchange Act”).1  Reporting requirements remain terminated/suspended as long as record shareholders remain below 300.

While there are various ways to reduce record shareholders to less than 300, this Memorandum focuses on a possible reverse stock split coupled with the cash purchase of all resulting fractional shares (less than 1 whole resulting share). Preliminarily, you have calculated that a 100 to 1 reverse split should result in roughly 275 record shareholders based on recent record shareholder listings.  The reverse stock split would require an amendment to the Articles of Incorporation, which  must be approved at a shareholders meeting (either at a special meeting or at the March 2016 annual meeting of shareholders).  It also would require the preparation and filing with the SEC of proxy materials and related Rule 13e-3 disclosures.

A number of smaller SEC reporting companies have opted to go dark since enactment of the Sarbanes-Oxley Act (“SOX”) .  The most frequently cited advantages of going dark include:

•	Achieving significant annual operating cost savings from eliminating SEC reporting (you have indicated you are working on an estimate of cost savings)
•	Freeing up significant management time and focus, which can be redirected to the business and long-term objectives (you’ve indicated you also are working on an estimate of management time savings)

•	SOX compliance is no longer needed

•	D&O insurance costs may be decreased

•	Personal liability of officers/directors will be decreased, including for the CEO and CFO who now must make SOX certifications

•
Less public scrutiny and disclosure, making it easier to keep confidential sensitive business, financial and other information that competitors now can see and are free to use to their own advantage and/or to the detriment of the company

•	A company’s shares may continue to be quoted on the OTC Pink Sheets without subjecting it to any Exchange Act reporting requirements

•	Corporate governance requirements can be simplified

•
A company likely will have greater freedom to explore, confidentially, major corporate and strategic transactions, such as mergers and acquisitions or dispositions, and to execute such transactions more smoothly, efficiently and cost-effectively

Additional advantages flow from using the reverse stock split (with cash purchase of resulting fractional shares) as the means to reduce the number of record shareholders.  For example, smaller shareholders who end up with fractional shares to be purchased for cash after the reverse split, are given an opportunity to obtain cash for their shares without paying brokerage commissions/trading costs.

Also, smaller shareholders who want to avoid being cashed out can do so by buying additional shares so they end up with at least 1 whole share after the reverse split. Similarly, shareholders who otherwise will end up with just a little over 1 whole share after the reverse split, but would prefer to cash out as many shares as they can after the reverse split, can do that by selling enough shares to leave them less than 1 whole share after the reverse split which would be purchased for cash.

There also are some disadvantages to going dark and to using a reverse stock split to do so.   Those SEC reporting companies that have opted to go dark have determined that in their situations the advantages outweigh the disadvantages.

As part of the process of exploring whether or not it might make sense for the Company to go dark and use a reverse stock split, the disadvantages will need to be evaluated and considered.  This would be a key part of what an independent Special Committee, recommended below, would evaluate in depth.

2.           Use of an Independent Special Committee to Evaluate the Potential Transaction and Its Fairness, both as to the Process and the Cash Purchase Price for the Fractional Shares (Using an Outside Valuation Expert).

The Company’s officers and directors have fiduciary duties that they must fulfill as they consider possibly going dark.  In this regard, we recommend that the Board establish a Special Committee of independent directors to evaluate the possible transaction and its fairness,  including both the fairness of the process and of the cash price to be paid for fractional shares.  As to the cash price, we also recommend that the Board authorize the Special Committee to retain an outside valuation expert to obtain a valuation which then would be used to set the fractional share purchase price.

Using a Special Committee in this way will assist the entire Board in fulfilling its fiduciary duties to shareholders.  The Special Committee process also will give the Board the best chance, in the event of a legal challenge, to be judged under the “business judgment rule” (as opposed to higher standards such as the “entire fairness” standard).   Under the business judgment rule, directors’ good faith business judgment will not be second-guessed in a subsequent legal action if they proceeded with diligence and in good faith in making the decision.  Under the more stringent “entire fairness” standard, the directors have the burden of proof to show the court that the entire transaction was fair, both in terms of process and in terms of substance (including price).

Using a Special Committee also will help show that, if the transaction goes forward, the Board proceeded in good faith and with care, that the overall going dark transaction was in the overall best interests of the Company, and that both the process and price were fair to shareholders.  West Virginia does not have extensive case law precedent in this particular area.  However, Delaware courts have dealt with many different types of going dark and going private transactions. Consequently, Delaware has a fairly rich and robust body of case law in Delaware, to which courts in other states often look for guidance.  Here, our recommendation to use an independent Special Committee is based on leading Delaware case law to which West Virginia courts may well look in the event of a legal challenge.

A central task of the Special Committee is to undertake a thorough review of the advantages and disadvantages of going dark using the reverse stock split approach.  The most frequently cited advantages were noted earlier.  The most frequently cited disadvantages (and some potential mitigating factors that might apply here) include the following:
•	Going dark may reduce liquidity of shares. (This could be somewhat offset to the extent trading in shares can continue to occur on the OTC Pink Sheets.)
•	If record shareholders go above 300, then SEC reporting would restart (unless this is monitored and action is taken again to keep record holders below 300).
•	It could diminish the perceived prestige of being a public reporting company.
•
It would be difficult to use shares as currency for mergers and acquisitions or in incentive compensation for employees after going dark.  (This is somewhat offset to the extent the Company in more recent years has not been pursuing acquisitions or using stock or stock options in compensating employees.)

•
Deregistration could inhibit the Company’s access to the capital markets. For example, after deregistering it could not conduct a public offering without significant effort and expense (since short form registration statements such as Form S-3 and shelf takedown transactions would no longer be available).

•	Extensive SEC disclosures are required for the reverse stock split (e.g., proxy statement and Rule 13e-3 disclosures), and that involves time and expense.
•	Dissenting shareholders who don’t want to be cashed out, will have statutory appraisal/dissenter rights. See Section 5 below.
•
There will be less information available to shareholders and less transparency after deregistration.  (This can be offset somewhat by providing information to shareholders periodically, and by the Company having greater flexibility in the format and timing of its shareholder communications.)

•	Even after deregistration, the company will remain subject to anti-fraud provisions of state and federal securities laws.
•
There also is some risk of potential litigation (although the immediate risk is likely less than in a “going private” transaction initiated by an officer or principal shareholder).  Disgruntled shareholders could complain about reduced liquidity and/or stock price after deregistration, if those occur, and could allege breach of fiduciary duty.  They might also make allegations of insider trading on the basis of material non-public information, once public reports and filings with the SEC are no longer being made.  Similar allegations might be made against the company itself if it makes repurchases of shares once public reports and filings are no longer being made by the company.

           It is anticipated that the Special Committee would need at least a month and maybe longer to complete its work, if it determines that the advantages of going dark after a reverse stock split outweigh the disadvantages and recommends to the Board that the Company should go dark in this way. The Special Committee’s work would include retaining an outside valuation expert and receiving, considering and acting upon that expert’s valuation report.

3.           Key steps and estimated time line involved in possibly going dark using a reverse stock split.

The following table lists the key steps and estimated time line for this type of potential going dark transaction.

The table and time line assume that if the Board wishes to move ahead with exploring this possible course of action, the Board at its September 21, 2015 meeting will authorize that, will appoint an independent Special Committee and authorize it to do the work suggested above.

If Board authorization is deferred until a later time, or the form of the possible transaction is modified, the schedule would have to be adjusted accordingly.  A month-long SEC review period is assumed.  If the SEC review takes a longer time, then that also would require modifying the estimated time line.

Finally, the table does not list separately all the related due diligence and drafting work that would be required for each key step on the time line.  It is assumed that drafting and due diligence will proceed apace with the key steps.

If authorized by the Board to proceed, Bowles Rice (“BR” in the table below) will take the lead in drafting and will assist in the due diligence effort, and will work closely with you, the Special Committee and Board, and others as appropriate, with the goal of having all this work proceed smoothly and efficiently.

DATE (Est.)	STEP OR ACTION	RESPONSIBLE PARTY (AND NOTES)
Sept. 21, 2015	Board reviews with counsel and with the CFO the possibility of going dark using the reverse stock split approach	Board, CFO, BR
Sept. 21, 2015	Board approves moving forward with exploring possible going dark transaction, and creates and empowers Special Committee to proceed	Board
Week of Sept. 21, 2015
Complete review of advantages and disadvantages of possibly going dark using a reverse stock split; confirm desire to move forward with exploring possible transaction (or not); if decision is to continue exploring possible going dark transaction with reverse stock split, retain Outside Valuation Expert

Special Committee (May use unanimous written action in lieu of meeting) (CFO, BR to assist)

Week of Sept. 21, 2015
Review anti-dilution and restrictive covenants in plans and agreements, and review Section 13D issues; follow up as needed.

Refine cost estimates and provide the Special Committee with other information and support as needed.

CFO, BR (E.g., see restrictive covenant in the amended credit agreement relating to payments to shareholders) CFO, BR
By Oct. 23, 2015	Obtain Preliminary (Draft) Valuation Report	Valuation Expert Special Committee (estimated 4-week turnaround to get the draft Report)
Week of Oct. 26, 2015
Review and discuss (1) Preliminary (Draft) Valuation Report, (2) Proposed Reverse Split Ratio, and (3) Draft of Proposed Amendment to Articles of Incorporation (leaving blanks for the Reverse Split Ratio)

Special Committee (Valuation Expert, CFO, BR to assist)
By Nov. 6, 2015	Obtain Final Valuation Report and analyze estimated costs of purchasing fractional shares in a possible reverse stock split	Valuation Expert Special Committee (Valuation Expert, CFO, BR to assist)
Week of Nov. 9, 2015
Special Committee meets and reviews Final Valuation Report and makes a final recommendation to the Board regarding the possible going dark transaction.  If it recommends proceeding, recommendations should include Reverse Split Ratio, cash purchase price, related Amendments to Articles, target shareholder meeting date, etc.

Special Committee (Valuation Expert, CFO, BR to assist)
Week of Nov. 9, 2015
Board meets and receives/acts on recommendations of Special Committee.

If recommendation is to proceed, and the Board approves that, the Board would need to adopt Resolutions (1) authorizing the  reverse stock split, setting the Reverse Split Ratio and cash purchase price for fractional shares (less than 1 share), (2) approving the related amendments to the Articles of Incorporation, (3) setting target dates for  the shareholders meeting date, record date, effective date, etc., and (4) authorizing filing of Preliminary Proxy Materials (and Schedule 13E-3/Rule 13e-3 Disclosures)

Board (Special Committee, CFO, BR, Valuation Expert to assist Board in its deliberations)
Week of Nov. 16, 2015	File Preliminary Proxy Materials (and file Schedule 13E-3/Rule 13e-3 Disclosures) and related filings with the SEC	CFO, BR, Special Committee, Outside Auditors, others as appropriate (Note: SEC review and comments are anticipated)

Nov. 16, 2015 to Dec. 16, 2015	SEC review; respond to SEC comments, obtain final SEC approval(s)	CFO, BR, Special Committee, Outside Auditors, others as appropriate (Note: SEC review and comments are anticipated, and this estimated time line assumes a 1-month review period)
By Dec. 21, 2015 (subject to timing of SEC review)	File final proxy materials, etc., and mail/deliver proxy materials	CFO, BR, Special Committee, Outside Auditors, others as appropriate
Week of Jan. 25, 2016	Special Meeting of Shareholders Special Meeting of Board (afterward) to authorize any additional actions needed	All (this is a target date)
Week of Jan. 25, 2016
After shareholders meeting/approval:

• file Form 8-K; issue Press Release
• obtain new CUSIP number
• file FINRA notification under Rule 10b-17
• follow up as needed on Trading Symbol
• make final arrangements with Transfer Agent (including transmittal letter and funding arrangements for purchasing fractional shares)
• address any dissenters’ appraisal rights and follow up as needed (see section 5 below)

CFO, BR (with assistance from others as needed)
Week of Jan. 25, 2016	File Articles of Amendment to Articles of Incorporation, authorizing reverse stock split	BR
Week of Feb. 1, 2015)	Effective Date of Reverse Stock Split Confirm number of record shareholders is below 300 File SEC Form 15 to deregister	CFO CFO, BR
If any shareholders exercise statutory dissenter/appraisal rights	Continue addressing dissenting shareholders’ appraisal rights, if necessary	Board, CFO, BR

1 Sometimes, the phrase “going private” is used to mean SEC deregistration..  However, securities lawyers often use the term “going private” more narrowly, to mean a transaction (e.g., a tender offer, or cash-out merger, etc.) that results in SEC deregistration after nearly all the shareholders are eliminated (i.e., their shares are bought or cashed out), followed by SEC deregistration.  In contrast, merely “going dark” does not usually eliminate most of the shareholders but rather enough to get below the number of record shareholders to allow SEC deregistration.

4.           Estimated legal and valuation expert fees; other fees and costs to consider.

You also asked us to provide estimates of the major costs involved in a going dark transaction using a reverse stock split with cash purchase of all resulting fractional shares (i.e., less than 1 share).

We reached out to Dixon Hughes Goodman LLP to get an estimate of fees to serve as outside valuation expert and provide a valuation report to the Special Committee. The estimated fees and costs were approximately $45,000 to $55,000.  The estimated time to complete the work was 4 to 6 weeks.

As you and I discussed, you were going to reach out to Arnett, Carbis and Toothman LLP (“AC&T”), the Company’s outside auditors, to see if AC&T would be allowed to do an expert valuation for the Special Committee under applicable independence standards for independent audit firms which audit public companies that are subject to SEC reporting and filing.  If AC&T can do the work, it might be able to do it faster and at a lower cost because of its familiarity with the Company, its historical financial performance and financial statements, and other pertinent historical information.

We also estimated our legal fees at approximately $45,000 assuming a one-month SEC review period and barring any unusual or unanticipated circumstances.  This estimate excludes any litigation work that may arise and any work on dissenters’ rights (should there be shareholders who choose to object to the reverse stock split and to having their resulting fractional shares purchased for the cash purchase price that is proposed).

As we have discussed, estimates also will need to be obtained for other services, fees and costs.  These include the following:

•	AC&T’s work on the proxy statement and related materials to be filed with the SEC

•	Printing costs for the proxy materials and other SEC filings (e.g., Schedule 13E-3)

•
Paying Agent firm (e.g., the Company’s existing Transfer Agent) to send transmittal letters and pay out the cash purchase price to shareholders with fractional shares (less than 1 share) after the reverse split

•	Any other charges of the Transfer Agent in connection with the possible transaction

•	Fees and costs to obtain a new CUSIP number and any other FINRA fees and costs in connection with the possible transaction

•	SEC filing fees (which should be relatively small)

If the Board chooses to explore a possible going dark transaction and establishes an independent Special Committee to review the potential transaction, an estimate of all the fees and costs will need to be provided to the Special Committee.

5.           Appraisal rights for dissenting shareholders.

WV Code § 31D-13-1302(a)(4) provides that a shareholder is entitled to appraisal rights in the event of any “amendment of the Articles of Incorporation” that “reduces the number of shares . . . owned by the shareholder to a fraction of the share” if the corporation “has the obligation or right to repurchase the fractional share so created.”

Therefore, a reverse stock split would trigger statutory appraisal rights for  any properly dissenting shareholder who would end up with a fractional share (less than 1 whole share) to be cashed out in the transaction, provided that shareholder follows all the applicable statutory procedures for asserting appraisal rights.

The appraisal statute is set forth in WV Code § 31D-13-1301 through § 31D-13-1331 (the “WV Appraisal Rights Statute”).    We would note the following key points concerning the WV Appraisal Rights Statute:

•	A copy of the WV Appraisal Rights Statute and a detailed explanation of it will need to be included in the proxy materials with the notice of the shareholders meeting.

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There are several different required notices that a dissenting shareholder must file, and each has its own deadline.  If the dissenting shareholder fails to provide any of the notices in a timely manner, then statutory appraisal rights are lost.

•	A notice of intent to demand payment of “fair value” is the first required notice a dissenting shareholder must provide.

•	It must be submitted to the Corporation before the shareholders meeting where the amendment to the Articles will be voted upon by shareholders. If it isn’t, appraisal rights are lost.

•	Any such dissenting shareholder must not vote in favor of the amendment. Any vote in favor of the amendment would eliminate appraisal rights.

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In the 10 days after the effective date of the reverse stock split, the Company then would have to provide a written appraisal notice and form to properly dissenting shareholders who have properly objected to being cashed out.

o
The written appraisal notice and form must specify a deadline for receiving back the completed form (with certain signed certifications and surrendered share certificates) from such dissenting shareholders.

o	That deadline cannot be less than 40 nor more than 60 days after the date the written appraisal notice and form are sent.
o	In the written appraisal notice and form, the Company must provide various information including the Company’s estimate of “fair value.”

•
To perfect appraisal rights, the dissenting shareholder must sign and return the appraisal notice/form, certify ownership on the relevant date, and surrender and deposit the share certificates, in a timely manner.. Failure to do all of these things by the deadline set by the Company will cause a loss of the appraisal rights.

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At this point, the Company has to go ahead and pay its estimated “fair value” and send the dissenting shareholders copies of its most recent annual financial statements and interim statements, the check, and notice that the dissenting shareholder may demand more than the amount the Company is paying.

•
In response, the dissenting shareholder must then provide the Company with the shareholder’s own estimate of “fair value” and demand payment of the additional amount to bring the total paid up to the shareholder’s “fair value” estimate..

•	The Company can choose to pay the extra amount demanded in the dissenting shareholder’s estimate. If it does so, that is the end of the matter with respect to that dissenting shareholder.

•
If the Company chooses not to pay the dissenting shareholder the additional amount(s) so as to bring total payment up to the shareholder’s own estimate of “fair value,” then a court proceeding would ensue to determine “fair value”.

•	“Fair value”, under the WV Appraisal Rights Statute, does not include any discount for minority shares or for thinly traded volume.

•	The court can appoint one or more appraisers.

•	Court costs including appraisers’ fees will be assessed to the Company.

•	The court also can assess the costs and fees of the dissenter(s) to the Company if it finds the Company did not fulfill its obligations under the WV Appraisal Rights Statute.

•	Finally, the court can assess either side with attorneys’ fees and costs incurred by the other side, if the court finds one side acted “arbitrarily, vexatiously or not in good faith”.

6.           SEC disclosure and reporting requirements in a going dark transaction using a reverse stock split; and termination of SEC reporting 90 days after SEC Form 15 (deregistration form) is filed.

A proxy statement would have to be prepared and filed with the SEC under Schedule 14A, and then provided to shareholders, in connection with seeking shareholder approval of the amendments to the Articles of Incorporation required for the reverse stock split.

Additionally, the various disclosures required by SEC Rule 13e-3 must be made, including the filing of a Schedule 13E-3 with the SEC.   Senior management and principal shareholders would be deemed “affiliates”, and they must file Schedule 13E-3 filings, which may be done simultaneously with the Company.

Many of the disclosures required by Schedule 13E-3 will be covered in the proxy materials. Those proxy disclosures may be incorporated by reference into Schedule 13E-3 which should be filed at the same time as the proxy materials.

Rule 13e-3 is aimed at tender offers but also covers going dark and going private transactions in which the end result will be SEC deregistration.  The Rule is designed to make sure  shareholders receive detailed disclosures concerning these sorts of transactions, including information concerning the purposes and fairness of the transaction and price.   For example, Schedule 13E-3 requires, among other things, disclosures as to:

•	Alternatives considered and why they were rejected.
•	Reasons for the structure and for undertaking the transaction.
•
Effects of the transaction on the company, its affiliates, and its unaffiliated stockholders.  These disclosures should include a detailed discussion of the benefits and detriments (advantages and disadvantages) of the transaction.

•	Whether the person filing the Schedule 13E-3 believes the transaction is fair to unaffiliated stockholders.
•	The material factors leading the filer to believe the transaction is fair.
•
Whether a majority of the non-employee directors approved the transaction, whether an independent Special Committee was used, and whether the transaction requires approval of a majority of the unaffiliated shareholders.

•	Whether any directors dissented or abstained from voting on the transaction, and if so, why.
•	Whether a Special Committee was used.
•
Valuation or appraisal report summary, including the basis for and methods used to reach the valuation conclusion.  The SEC will want disclosure of any power point presentations by the outside valuation expert, any board books, etc., relating to the valuation.

Schedule 13D filings of existing filers will need to be reviewed and updated at the point at which an intent is formed to enter into an actual going dark transaction.  The timing in turn will depend on the process that is used, and we would need to review the specific circumstances and details in order to advise on specific timing.  For example, if a Special Committee is appointed, and the Board withholds approval of any possible transaction until the work and recommendation of the Special Committee is completed, then the Schedule 13D updates may not be required until the meeting at which the Board first receives and approves (if it does receive and approve) a recommendation of the Special Committee to do a going dark transaction.   At that point, in this example, it would appear that an actual intent to enter into a going dark transaction would exist and the Schedule 13D update thus would be triggered.

The SEC usually will review going dark and going private transactions covered by proxy materials and Schedule 13E-3 filings.  Such reviews typically take at least 4 weeks but some  take longer.  The estimated time line above assumes a 1-month review process.

Form 8-K filings also will be required at key points.  At a minimum, an 8-K will be when and if the Board approves any proposed amendment to the Articles of Incorporation for the reverse stock split, and after it has become effective.

  To deregister, the Company will have to file Form 15.  However, the filing of the Form 15 to end/suspend SEC reporting and filing requirements is not effective immediately.  Instead, it is effective 90 days after it is filed.

After the 90-day period has run, the termination (i.e., suspension) of the various SEC reporting requirements under the Exchange Act, to which the Company and its directors, officers and principal shareholders are subject, would be effective.  The termination/suspension of those reporting obligations would continue as long as the number of the Company’s record shareholders stays below 300.

The terminated/suspended reporting requirements would include, for example, the obligations of the Company and its directors, officers and principal shareholders:

(a) to file Forms 10-K, 10-Q and 8-K;

(b) to comply with detailed governance and proxy rules in the drafting of proxy statements, and

(c) to report share ownership for directors, officers and principal shareholders on SEC Forms 3, 4, and 5, and to make disclosures relating to shareholdings and intentions of 5% or greater stockholders (such as filing and/or updating Schedules 13D and 13E-3 as discussed above).

7.           Additional information.

Please feel free to contact me if you or the Board have any questions concerning any of these matters.

Roger D. Hunter
Bowles Rice LLP
600 Quarrier Street
Charleston, WV  25801
(304) 347-1101 (office direct line)
(304) 993-6044 (mobile)
rhunter@bowlesrice.com

The following is an exceprt of the board minutes from the initial Board of Directors meeting discussing the potential “going dark” transaction.

CHAMPION INDUSTRIES, INC.
Board of Directors Meeting
Pullman Plaza Hotel, Huntington – 9:00AM
September 21, 2015

III.	New Business

Mr. Reynolds shared with the board that Roger Hunter, a corporate attorney with Bowles Rice law firm, had been invited to join the meeting to discuss a possible “going dark” transaction. Before inviting Mr. Hunter to join the meeting, Mr. Reynolds had Mr. Evans share with the Board a succinct description of the transaction. Mr. Evan disclosed that if the Company could get under 300 shareholders of record, it could suspend its public filings and technically be a private company (“going dark”). Mr. Evans disclosed the current number of shareholders and shareholders of record and explained how the Company might be able to get under the 300 shareholder of record threshold. Mr. Evans explained that the benefit of this would be to save money, time, and reallocate resources to focus on operations.

Mr. Hunter was then invited to join the meeting and went into further detail of the possible transaction. Mr. Hunter distributed a memo that detailed the possible advantages and disadvantages of the transactions as well as the steps that would need to be taken to achieve such a transaction.

After Mr. Hunter was excused from the meeting, upon motion by Mr. Wilcox and second by Akers, and unanimously carried, the motion to pursue a “going dark” transaction was approved. A special independent committee of the board is to be formed by Mr. Akers and Mr. Wilcox to explore this transaction.